THE MANITOWOC COMPANY, INC.

NEWS For Immediate Release




THE MANITOWOC COMPANY'S LETTER OF INTENT
TO PURCHASE SHANNON GROUP TERMINATES


MANITOWOC, Wisconsin, October 11, 1995 --- The Manitowoc Company, Inc. (MTW) announced today that as a result of an inability of the parties to agree on certain terms of a definitive purchase agreement, the letter of intent for the purchase of The Shannon Group, Inc. by The Manitowoc Company terminated by its terms. Under the letter of intent, the transaction was subject to several conditions, including the negotiation of a definitive purchase agreement by October 10, 1995.

     On September 1, 1995, The Manitowoc Company announced the execution of a letter of intent to acquire 100% ownership of The Shannon Group, Inc., a privately held manufacturer of commercial refrigerators, freezers and related products. The Shannon Group, Inc. is majority owned by affiliates of Trivest, Inc., a private investment firm.

     Fred M. Butler, president and chief executive officer of The
Manitowoc Company, said Manitowoc remained committed to seeking a quality acquisition in the foodservice business.

     The Manitowoc Company is a leading producer of cranes and related products, commercial ice machines, commercial reach-in refrigerators and freezers, and also specializes in ship repair work on the Great Lakes.

Company contact:

Robert R. Friedl
Chief Financial Officer
414-683-8136


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